WILMER CUTLER PICKERING
 HALE AND DORR LLP


                                              David C. Phelan

                                              60 State Street
                                              Boston, MA 02109
                                              +1 617 526 6372
                                              +1 617 526 5000 fax
                                              david.phelan@wilmerhale.com

                                              February [   ], 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549-0203
Attention:  Dominic Minore, Division of Investment Mangement

Re:      Pioneer Series Trust III (the "Trust")
         Registration Statement on Form N-1A
         Registration Numbers 333-120144; 811-21664


Ladies and Gentlemen:

         This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted by letter dated December 1, 2004 relating to the Trust's initial Registration Statement on Form N-1A (the "Registration Statement") with respect to its newly created series, Pioneer Cullen Value Fund (the "Fund"), which was filed with the Commission on November 1, 2004 (Accession No. 0001016964-04-000435). For the staff's convenience, its comments are restated below, followed by the Trust's responses.

Prospectus:

Investment Objectives

Comment 1. Indicate whether the Fund's investment objectives may be changed without shareholder vote or any prior notice to shareholders.

Response: The Fund's investment objectives are fundamental. The Fund believes that in light of the fact that the investment objective may not be amended without shareholder approval, disclosure of that fact in the Statement of Additional Information rather than the prospectus is appropriate.

Principal Investment Strategies

Comment 2. Identify the market capitalization range for medium-capitalization and large-capitalization companies in which the Fund may primarily invest.

Response:  Accepted.


     BALTIMORE     BEIJING    BERLIN     BOSTON    BRUSSELS     LONDON
MUNICH    NEW YORK     NORTHERN VIRGINIA     OXFORD    WALTHAM     WASHINGTON
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Securities and Exchange Commission
February __, 2005
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Comment 3. The principal investment strategies discussion should note that, at times, more than 25% of the Fund's assets may be invested in the same market segment, such as financials or technology.

Response: The disclosure relating to "market segments" is designed to address the possibility that, due to its portfolio composition, the Fund may be exposed to the common risks of a number of broadly-related groups to the extent the Fund invests in such broadly-related groups. This disclosure does not convey a principal strategy of the Fund. Thus, the disclosure in the Fund's prospectus relating to "market segments" is more appropriate, as currently disclosed, under the section "Principal risks of investing in the [F]und." See also the response to Comment 8.

Comment 4. The prospectus combines Items 2 and 4 with respect to the Fund's principal strategies. Please disclose all the types of equity securities in which the Fund invests pursuant to its principal strategy. Also, please confirm that the adviser uses the same analysis for both large and mid-cap stocks when determining whether to purchase or sell portfolio securities. If not, please revise the disclosure accordingly.

Response: The risk return summary discloses the types of equity securities in which the Fund may invest in connection with its principal investment strategies. Consequently, no change is required in response to the staff's comment. We confirm that the subadviser uses the same analysis for both large and mid-cap stocks.

Comment 5. Provide the statement called for by Item 4(d) of Form N-1A.

Response:  Accepted.

Comment 6: Please move the "Non-U.S. equity securities" discussion to the bottom of page 1.

Response: We believe the current organizational structure of Item 2 disclosure in the Fund's prospectus, which describes the primary types of portfolio securities in which the Fund invests, followed by a description of the Fund's investment process, is appropriate.

Comment 7. Under the heading of "Non-U.S. equity securities," the prospectus discloses that the Fund may invest in non-U.S. government and supranational organization securities. Please disclose the type of equity securities these institutions issue and in which the Fund intends to invest. Alternatively, revise the disclosure and heading to specify the debt securities in which the Fund intends to invest. Please disclose how the adviser and subadviser analyze foreign securities in which the Fund may invest.

Response: The heading and related disclosure has been revised to encompass the Fund's investments in all non-U.S. securities. The Fund may invest up to 30% of its total assets in securities of non-U.S. issuers, including both equity and debt securities. We note that the above referenced entities do not issue equity securities. Additional information regarding the Fund's investments in debt securities is currently disclosed in the section, "Non-principal investment strategies and related risks." Since the adviser and subadviser analyze foreign securities in the same manner as other securities as currently disclosed in the prospectus, we believe additional disclosure is not necessary.

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Securities and Exchange Commission
February __, 2005
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Comment 8. The prospectus discloses that the Fund may at times invest more than
25 percent of its assets in a market segment which, based on the disclosure, is a group of related industries. The staff takes the position that a fund with an intention to invest more than 25 percent or more of its assets in a group of related industries should have a concentration policy consistent with that intention. If applicable, please revise the disclosure and concentration policy.

Response: As has previously been discussed with the staff, the disclosure relates to the fact that more than 25% of the Fund's assets may be invested a market segment. A market segment is not equivalent to a group of related industries. The Fund believes that its policies and disclosure are consistent with published staff guidelines on concentration.

The Fund's Past Performance

Comment 9. Please conform the Fund's past performance presentation to one that is consistent with the views expressed in Quest for Value Dual Purpose Fund, Inc. (pub. avail. Feb. 28, 1997). In this regard, disclose that the performance of the predecessor fund has been restated to reflect all of the Fund's expenses, and supplementally confirm that the presentation does not give effect to any fee waivers or expense reimbursement arrangements.

Response: The referenced disclosure has been conformed to that recently reviewed by the staff in filings by Pioneer Series Trust II. The prior performance has only been adjusted for sales loads.

Fee Table

Comment 10. Pioneer has contractually agreed to limit the expenses of Class A to 1.25% of the average daily net assets. Footnote 3 discloses that the expenses of Class B shares and Class C shares will be reduced "only to the extent such expenses are reduced for Class A shares." Supplementally confirm to the staff that the advisory, custody and other expenses related to management of the Fund, on a pre- and post-waiver basis, will be the same among all the classes of the Fund, including Class Y offered in a separate prospectus.

Response: The Fund's expense limitation agreement with Pioneer has been revised so that each Class will have its own specific cap. The expense limitation arrangements of the Pioneer Funds have been discussed with the staff on numerous occasions and the staff has been provided with the requested supplemental statement. As the other Pioneer Funds have stated in the past, fund-wide expense are waived in equal amounts among the various classes of the Fund. Class-specific expenses, such as Rule 12b-1 and transfer agency expenses, may be waived on a differential basis.

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Securities and Exchange Commission
February __, 2005
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Non-principal investment strategies

Comment 11. Specify the Fund's goal that is being referred to in the first sentence of the second paragraph.

Response:     We believe that the sentence in its context clearly refers to the
Fund's investment objectives.

Comment 12. The Fund intends to invest significantly in debt securities. Please disclose how the Fund will obtain capital appreciation from the debt securities in which it invests.

Response: The Fund may not invest more than 10% of its total assets in debt securities of U.S. and non-U.S. corporate and government issuers. The disclosure states the reasons why the Fund may purchase debt securities, one of which is capital appreciation. If the market price of the debt security increases while it is held by the Fund, this will generate capital appreciation. Notwithstanding the staff's comment, we believe that this basic concept of investing is so well understood by investors that additional disclosure is not warranted. The disclosure also states that the Fund invests in debt securities when the investment adviser believes such investments are consistent with the Fund's investments objectives of capital appreciation and current income, to diversify the Fund's portfolio or for greater liquidity. (emphasis added) We believe that this disclosure provides investors with sufficient information regarding the circumstances under which and the rationale for the Fund's ability to invest in debt securities.

Cash management and temporary investments

Comment 13. Specify the Fund's investment objective that is being referred to in the first sentence.

Response:  The typographical error has been corrected.

Derivatives

Comment 14. According to the prospectus, the Fund will generally limit its investments in derivatives to hedging. Yet, the next sentence discloses that the Fund may also invest in derivatives for speculative purposes. Please reconcile these two statements.

Response: The Pioneer Funds have on numerous occasions responded to this same comment. The two statements are not inconsistent. The Fund generally limits its use of derivatives to hedging; however, on occasion the Fund may use derivatives for purposes that investors or the staff may consider for speculative purposes.

Management

Comment 15. Please disclose in the prospectus the subadviser's compensation.

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Securities and Exchange Commission
February __, 2005
Page 5


Response: The sub-adviser's compensation is disclosed in the Fund's Statement of Additional Information ("SAI"). Since that fee is not an expense of the Fund, we believe that it is more appropriate to disclose this information in the Fund's SAI than the prospectus.

Exchanging Shares

Comment 16. Please combine the disclosure appearing under the headings "Exchanging Shares" and "Exchange Limitation" with the disclosure appearing under the heading "Exchanging."

Response: The Fund believes that the presentation layout of these sections is appropriate and enhances shareholder understanding. It is possible that the staff may have come to a different conclusion based upon the EDGAR format. In the printed format, these sections appear in a single column entitled "Exchanging."

Back Cover Page

Comment 17.  Delete the statement "[t]his is not part of the prospectus."

Response:  Accepted.


Statement of Additional Information ("SAI")

General

Comment 18. Provide the information called for by Item 11(f) of Form N-1A.

Response: Accepted. We note that the staff of the Commission has reviewed and commented on the section titled, "Disclosure of Portfolio Holdings," with respect to the Fund's registration statement on Form N-14 (File No. 333-120225).

Investments in Initial Public Offerings

Comment 19. Supplementally confirm that investments in initial public offerings are not a principal investment strategy of the Fund. In the alternative, provide appropriate prospectus disclosure.

Response: On behalf of the Fund, we confirm that investments in initial public offerings are not a principal investment strategy.


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Securities and Exchange Commission
February __, 2005
Page 6

Portfolio Turnover

Comment 20. The disclosure indicates that the Fund's annual portfolio turnover rate may exceed 100%. Supplementally indicate the level of annual portfolio turnover that the Fund is generally expected to experience.

Response: The portfolio turnover rate of Cullen Value Fund, the Fund's predecessor, was 69%, 70% and 44% for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. No change in investment approach that may materially increase the expense ratio is currently anticipated.

Fundamental Investment Restrictions

Comment 21. Disclose whether the Fund's investment objectives are fundamental.

Response: The SAI currently states that the investment objectives are fundamental.

Comment 22. Revise the eighth enumerated investment restriction to indicate that the Fund "will" rely upon available industry classifications and supplementally identify the industry classifications upon which it will rely.

Response: Accepted. As the staff has been advised on numerous previous occasions, the Pioneer family of funds employs the MSCI classification system.

Expense Limit

Comment 23. The discussion indicates that, under certain circumstances, Pioneer may recover from the Fund fees that it previously waived or expenses for which it previously reimbursed the Fund. However, the Fund's fee table is silent on this point. Please reconcile.

Response: Accepted. The disclosure in the SAI regarding reimbursement has been deleted since the Fund is not obligated to reimburse any previously waived expenses. See also the response to Comment 10.

Portfolio Transactions

Comment 24. Supplementally confirm that the fees and expenses that are the subject of the agreements described in the fourth paragraph are reflected in the "Total Annual Fund Operating Expenses" line item of the fee table on a grossed-up (that is, pre-offset) basis.

Response: A footnote regarding these arrangements has been added to the expense table.


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Securities and Exchange Commission
February __, 2005
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Tax Status

Comment 25. Page 1 of the prospectus indicates that the Fund may invest in REITs. Describe the extent to which dividends distributed by REITs qualify for "the maximum 15% U.S. federal income tax rate on dividends."

Response:  Accepted.

Exhibits

Comment 26. File the subadvisory agreement between Pioneer Investment Management, Inc. and Cullen Capital Management LLC as an exhibit to the registration statement.

Response:  Accepted.

         The staff's comments and the Trust's responses are reflected in the enclosed pre-effective amendment no. 1 to the Trust's Registration Statement. The persons specified in Section 6(a) of the Securities Act of 1933, as amended (the "1933 Act") have signed the Registration Statement on behalf of the Trust and, pursuant to Rule 302 of Regulation S-T, the Trust will retain a manually executed copy of the Registration Statement. The electronic copy of the Registration Statement contains conformed signatures. Pursuant to Rule 310 under Regulation S-T, tags have been inserted before and after paragraphs in the Registration Statement that contain revised disclosure.

         In accordance with Rule 461 under the 1933 Act, the Trust hereby requests acceleration of the effective date of the Registration Statement to Wednesday, February 9, 2005 at 5:00 p.m. (EST). We have been advised that the Trust is aware of its obligations under the 1933 Act. The Trust would greatly appreciate any assistance that the staff of the Commission can provide to accelerate the effectiveness of the Registration Statement in connection with the reorganization between the Trust, on behalf of the Fund, and Cullen Value Fund.

         Per the staff of the Commission's request and pursuant to the Commission's press release ("SEC Staff to Publicly Release Comment Letters and Responses, 2004-89), the Trust acknowledges the following:

o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


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Securities and Exchange Commission
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o     the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments on the Registration Statement, please contact either Elaina Kim at (617) 526-6685 (collect) or me at 617-526-6372 (collect), counsel to the Trust.





Very truly yours,



David C. Phelan

cc:  Christopher J. Kelley, Esq.